

April 7, 2011

Mr. Nikolay Frolov
 Chief Financial Officer
EVCARCO, INC.
7703 Sand Street
Fort Worth, Texas 76118

> **Re:** **EVCARCO, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File Nos. 333-158293 and 0-53978**

Dear Mr. Frolov:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief